ARVIDA/JMB PARTNERS, L.P.
900 N. MICHIGAN AVENUE
CHICAGO, IL  60611


AT THE COMPANY:                   AT THE FINANCIAL RELATIONS BOARD:
Gary Nickele                      Karl Plath            Laura Kuhlmann
Spokesperson                      General Inquiries     Media Inquiries
(312) 915-3865                    (312) 640-6738        (312) 640-6727

FOR IMMEDIATE RELEASE
FRIDAY, JUNE 21, 1996

            ARVIDA/JMB PARTNERS, L.P. DISCLOSES OFFERS FOR
                     LIMITED PARTNERSHIP INTERESTS

CHICAGO, June 21, 1996---Arvida/JMB Partners, L.P., a Boca Raton, Florida based residential developer, announced today that an affiliate of Apollo Real Estate Capital Advisors II, Inc., Raleigh Capital Associates, L.P., filed with the Securities and Exchange Commission on June 19, 1996, an offer to purchase 185,000 limited partnership interests in the Partnership (representing approximately 46% of the outstanding interests) at a price of $411 net per interest. Raleigh is not affiliated with the Partnership or its general partner.

     A special committee of the board of directors of the Partnership's general partner is reviewing the offer and, within 10 business days of the commencement of the offer, will advise holders of interests as to its recommendation, if any, with respect of such offer and its reasons therefor. The Partnership has engaged Lehman Brothers Inc. as a financial advisor to assist the special committee in evaluating and responding to this offer and any others that have been or that may subsequently be made for interests in the Partnership. The Partnership is urging holders of interests to refrain from making a decision whether to accept or reject any offer or tender their interests until they have been advised of the special committee's position.

     The Partnership also announced that an affiliate of a director and officer of the Partnership's general partner has notified the Partnership that it intends to make an unsolicited tender offer for interests in the Partnership. The Partnership has provided this entity with non-public information about the Partnership on a non-exclusive basis pursuant to the terms of a confidentiality agreement, which also provides that any offer from this entity would be made pursuant to the federal securities laws governing tender offers.

     The Partnership also said that it has recently become aware of an unsolicited offer from an unaffiliated third party to purchase less than five percent of the outstanding limited partnership interest at $100 per interest. Additionally, the Partnership has been notified by another unaffiliated third party that it intends to make an unsolicited offer for less than five percent of the interests.




ARVIDA/JMB PARTNERS, L.P.
JUNE 21, 1996

     There can be no assurance as to whether the offers discussed above will be made, the terms of any such offers or whether any such offers, if made, will be consummated, amended or withdrawn.

     Arvida/JMB Partners, L.P. is a Delaware limited partnership that is affiliated with JMB Realty Corporation. The general partner of the partnership is Arvida/JMB Managers, Inc., a Delaware corporation. The interests are not listed on a stock exchange or traded on the National Association of Securities Dealers Automated Quotation system.